Exhibit 16.1

December 4, 2014

Doug Durst, CFO Lenco Mobile, Inc.

2025 1st Ave, Suite 320

Seattle, WA 98121

Dear Doug,

This letter is to inform you of our resignation as the independent auditors of Lenco Mobile, Inc. Our resignation has become necessary because of the impairment to our independence resulting from our inclusion as an unsecured creditor of the Corporation in the Corporation's bankruptcy proceedings.

As required, we will be informing the SEC of our resignation.

You should seek advice from the Corporation's legal counsel but we believe the resignation is a reportable event on Form 8-K, under Item 4.01 - Changes in Registrant's Certifying Accountant Please contact me with any questions you may have.

Regards,

David C. Lee

Partner

mcp

cc: Matt Harris, CEO